Dell Inc.
One Dell Way
Round Rock, Texas 78682
October 14, 2005
VIA EDGAR
Mr. Brad Skinner
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
Room 4561
100 F Street, N.E.
Washington, DC 20549

Re:	Dell Inc. Form 10-K for Fiscal Year Ended January 28, 2005 Forms 10-Q for Fiscal Quarters Ended April 29, 2005 and July 29, 2005 File No. 0-17017
Dear Mr. Skinner:
     On behalf of Dell Inc. (“Dell”), we are responding to the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced filings, as required by your letter to Mr. Kevin B. Rollins dated October 4, 2005.
     For your convenience, we have repeated the Commission’s comment below before our response.
Staff Comment
Form 10-K for Fiscal Year Ended January 28, 2005
Item 8 —Financial Statements and Supplementary Data
Notes to Consolidated Financial Statements
Note 6 —Financial Services, page 51
1.	Tell us how you have accounted for the modification to the DFS joint venture agreement with CIT. Your response should also address your accounting for your option to purchase CIT’s 30% interest in DFS in February 2008 and your obligation to purchase this interest upon certain termination events or expiration of the joint venture on January 29, 2010. Refer to the authoritative literature that supports your accounting for this modification, option and obligation, including but not limited to paragraphs 20 and 21 of EITF 00-6 and paragraphs 21 and 22 of SFAS 150.

Securities and Exchange Commission
October 14, 2005

Dell Response
Accounting for modifications to the DFS joint venture agreement
Dell Financial Services L.P. (“DFS”) is a joint venture between Dell and CIT Group Inc. (“CIT”) that provides Dell customers with financing for Dell products and services. DFS commenced operations in April 1997. As described in Note 6 — Financial Services, Dell began consolidating DFS’s financial results in the third quarter of fiscal 2004, which ended October 31, 2003, due to the adoption of Financial Accounting Standards Board Interpretation No. 46R (“FIN 46R”). Applying the guidance in FIN 46R, Dell concluded that DFS is a variable interest entity, and that Dell is the primary beneficiary of DFS’s expected cash flows.
Effective September 8, 2004, Dell and CIT entered into the 2004 Extension and Funding Agreement (the “2004 Extension Agreement”), pursuant to which the term of the partnership was extended to January 29, 2010 and certain terms and provisions of the overall joint venture relationship were modified. In accordance with the terms of the 2004 Extension Agreement, the parties adopted the Amended and Restated Agreement of Limited Partnership of Dell Financial Services L.P. (the “Amended Partnership Agreement”), which reflects many of the modified terms and provisions of the joint venture relationship. Following review of the Amended Partnership Agreement and related documents, Dell concluded that DFS continues to be a variable interest entity, and that Dell remains the primary beneficiary of DFS’s expected cash flows. Therefore, Dell has continued to include DFS’s financial results and related disclosures in its consolidated financial statements and notes thereto.
Under the Amended Partnership Agreement, Dell has the option to purchase CIT’s interest in DFS on February 1, 2008 or upon the occurrence of certain specified events and CIT has the option to sell its interest to Dell in DFS upon the occurrence of certain specified events. In addition, if neither of these options has been exercised, and DFS has not been dissolved under the terms of the Amended Partnership Agreement, prior to January 29, 2010, then DFS will terminate and Dell will be obligated to purchase CIT’s interest in DFS on that date. The Dell purchase option, the CIT sale option and the Dell purchase obligation are referred to collectively as the “Buyout Provisions.” The Amended Partnership Agreement contains provisions that define the valuation methodology for calculating the purchase price for CIT’s noncontrolling interest in DFS which is designed to achieve a fair value for CIT’s noncontrolling interest.

Securities and Exchange Commission
October 14, 2005

Application of SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (“SFAS 150”)
Dell concluded that the Buyout Provisions are not within the scope of SFAS 150, including the provisions of paragraphs 21 and 22, because they do not meet the definition of a freestanding financial instrument as (1) they are embedded in a contract that is not a derivative in its entirety and (2) they are not legally detachable and separately exercisable.
Freestanding Financial Instrument
Paragraph 8 of SFAS 150 limits the scope of SFAS 150 to freestanding financial instruments. The appendix to SFAS 150 defines a freestanding financial instrument as a financial instrument that is entered into separately and apart from any of the entity’s other financial instruments or equity transactions, or that is entered into in conjunction with some other transaction and is legally detachable and separately exercisable.
The Buyout Provisions were not entered into separately and apart from other provisions of the overall arrangement. The overall arrangement involves funding decisions, as well as services to be provided by both parties (the nature of the relationship is more fully described in the footnotes of the Dell Filings). The Amended Partnership Agreement contains many substantive provisions related to the joint venture relationship between Dell and CIT in addition to the Buyout Provisions. Such provisions include provisions relating to the roles and responsibilities of DFS management, the voting rights of the partners, the term of the agreement, the business purpose of the partnership, capital contributions and the allocation and distribution of earnings. The Buyout Provisions are an integral part of the overall business relationship between Dell and CIT, as reflected in the Amended Partnership Agreement and are not legally detachable or exercisable separately from the remainder of the agreement or the business relationship. In addition, the partnership interests are only transferable to a party’s wholly-owned affiliates. Consequently, Dell is of the view that the Buyout Provisions do not constitute a freestanding financial instrument for purposes of SFAS 150, but rather are embedded within the partnership agreement, which is not a derivative in its entirety.
Embedded Derivative
Paragraph 15 of SFAS 150 states that SFAS 150 does not apply to features embedded in a financial instrument that is not a derivative in its entirety. As noted above, the Buyout Provisions are an integral part of the Amended Partnership Agreement, which contains many substantive provisions that govern the joint venture relationship between Dell and CIT. Paragraph B53 of SFAS 150 further supports this view, which indicates that the Board decided against including embedded financial instruments in the scope of SFAS 150 because of the complexity of bifurcating the embedded feature from the host contract and the inability to reliably measure the embedded feature. Consequently, Dell is of the view that the Amended Partnership Agreement is a non-derivative host contract.

Securities and Exchange Commission
October 14, 2005

Application of Financial Accounting Standards Board Staff Position No. 150-3, Effective Date, Disclosures, and Transition for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests under FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity (“FSP 150-3”)
Dell also concluded that even if the Buyout Provisions could be considered to be within the scope of SFAS 150, the provisions of FSP 150-3 indefinitely deferred the effective date for Dell with respect to the application of SFAS 150 to the Buyout Provisions. FSP 150-3 indefinitely defers the effective date for applying the provisions of SFAS 150 for certain mandatorily redeemable noncontrolling interests. The Background section of FSP 150-3 states that one of the reasons for issuing FSP 150-3 was because of concerns “about the interrelationship between SFAS 150 and purchase accounting for mandatorily redeemable noncontrolling interests (for example, whether to apply or not apply step acquisition accounting when the interests are reclassified as liabilities or when they are redeemed).” As a result, Part 2(a) of FSP 150-3 indefinitely defers, pending further action by the FASB, the classification and measurement provisions of SFAS 150 “for mandatorily redeemable noncontrolling interests that would not have to be classified as liabilities by the subsidiary, under the ‘only upon liquidation’ [or termination] exception in paragraph 9 of SFAS 150, but would be classified as liabilities by the parent in consolidated financial statements.”
Dell concluded that this deferral would apply to the Buyout Provisions.
The term of the DFS partnership is finite. Pursuant to the Amended Partnership Agreement, the partnership will terminate on January 29, 2010 at which point Dell becomes obligated to purchase CIT’s interest. This provision was included in the Amended Partnership Agreement to allow for orderly termination of the partnership and its affairs. Upon termination of DFS on January 29, 2010, the legal partnership between Dell and CIT will no longer exist pursuant to law. Therefore, that legal partnership will not be, nor cannot be, utilized for any other purpose. Given that Dell’s obligation to purchase the noncontrolling interest at the termination of the partnership, the requirement to report any obligation as a liability is indefinitely deferred pursuant to FSP 150-3.
We also believe that the disclosure of the nature and terms of the Buyout Provisions and the estimated range of amounts to be paid for CIT’s noncontrolling interest are consistent with FSP 150-3’s guidance to follow the disclosure requirements of paragraphs 26 and 27 of SFAS 150.
Application of EITF 00-06, Accounting for Freestanding Derivative Financial Instruments Indexed to, and Potentially Settled in, the Stock of a Consolidated Subsidiary (“EITF 00-6”)
EITF 00-6 paragraphs 20 and 21 specifically discuss embedded financial instruments and forward purchase contracts involving physical settlement by repurchase of a fixed number of shares in exchange for cash and references paragraph 21 of SFAS 150. Because we believe that the Buyout Provisions are outside the scope of SFAS 150 (for the reasons described above), we

Securities and Exchange Commission
October 14, 2005

determined that paragraph 8(a) of EITF 00-6 should be applied to the Buyout Provisions. This paragraph states that when “a parent enters into a forward contract to purchase outstanding common shares (that is, minority interest) of its subsidiary at a future date, the Task Force reached a consensus that the parent should not record the acquisition of shares until the forward contract is settled and the shares are received. The Task Force also reached a consensus that during the period of the contract, the parent should continue to allocate subsidiary income or loss to the minority interest to be acquired.” Accordingly, Dell plans to record the acquisition of CIT’s noncontrolling interest in DFS when the Buyout Provisions are fulfilled and the CIT interest is received; until then, Dell will continue to allocate DFS income or loss to the minority interest owned by CIT.
Application of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”)
Furthermore, paragraph 21 of EITF 00-6 states that a financial instrument that is embedded in a contract that is not a derivative in its entirety is not within the scope of SFAS 150, but EITF 00-6 is still applicable when evaluating embedded derivatives for the purpose of SFAS 133. Dell evaluated the Buyout Provisions and determined that they do not qualify as a derivative as defined in SFAS 133. Dell reached this conclusion because the Buyout Provisions do not satisfy the net settlement provisions of paragraph 6(c) of SFAS 133. The Buyout Provisions provide only for the physical settlement of the purchase rights and obligations and do not provide a means for settlement outside of the terms of the Amended Partnership Agreement (i.e., there are no implicit net settlement provisions, there is no market mechanism, and the underlying partnership interests are not readily convertible to cash). Consequently, Dell is of the view that the Buyout Provisions do not fall within the scope of SFAS 133.
Conclusion
In the Dell Filings, Dell consolidates DFS’s financial results under FIN 46R and discloses the Buyout Provisions in consideration of the disclosure provisions of SFAS 150. Based on our analysis, we have concluded that Dell’s accounting for the modification to the DFS joint venture agreement with CIT is appropriate.
As requested, Dell hereby acknowledges the following:
•	Dell is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission.

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to Dell’s filings.

•	Dell may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
October 14, 2005

     If you have any questions regarding the foregoing, please call the undersigned at 512-728-9997 or Thomas H. Welch, Jr., Vice President — Legal and General Corporate Counsel, at 512-728-0587.

Very truly yours,
/s/ Joan Hooper
Joan Hooper
Vice President, Corporate Finance and Chief Accounting Officer